# YEPP ENTERPRISES INC

(A DELAWARE CORPORATION)
AUDITED FINANCIAL STATEMENTS
CASH BASIS
DECEMBER 31, 2020

YEPP ENTERPRISES, INC.
A DELAWARE CORPORATION)
AUDITED FINANCIAL STATEMENTS
CASH BASIS
DECEMBER 31,2020

# TABLE OF CONTENTS



# NABEEL AHMED NINI, CPA

## Independent Auditor's Report

We have audited the accompanying balance sheet of **YEPP ENTERPRISES INC (A DELAWARE CORPORATION)** as of **DECEMBER 31, 2020**, and the related statements of income, retained earnings, statement of stockholders' equity and statement of cashflows, for the period then ended prepared under the Cash basis of accounting. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of **YEPP ENTERPRISES INC** as of **DECEMBER 31, 2020**, the results of its operations for the period, statement of stockholders equity, statement of cashflows for the period then ended then ended in conformity with accounting principles generally accepted in the United States of America.

**September 07, 2021**

Sincerely,

Nabeel

**NABEEL AHMED NINI, CPA**
**California Board of Accountancy** 130810

**Email Address:**nabeel.nini@outlook.com
**Contact number:** +1(210) 888-8553

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YEPP ENTERPRISES, INC.
A DELAWARE CORPORATION)
BALANCE SHEET
CASH BASIS
DECEMBER 31,2020

## ASSETS

**CURRENT ASSETS**
CASH IN BANK                                        $       12, 795

        TOTAL ASSETS                             $       12, 795

## LIABILITIES AND CAPITAL

**CURRENT LIABILITIES**

        TOTAL LIABILITIES

CAPITAL CONTRIBUTIONS                298,030
RETAINED EARNINGS                     (285,235)

        TOTAL EQUITY                                        12, 795
**TOTAL LIABLITIES & EQUITY**                 $       12. 795

1

**YEPP ENTERPRISES, INC.**
**A DELAWARE CORPORATION)**
**STATEMENT OF INCOME&RETAINED EARNINGS**
**CASH BASIS**
**DECEMBER 31,2020**

| | | |
|---|---|---:|
| REVENUE | $ | 101, 685 |
| OPERATING EXPENSES | | (310, 825) |
| NET INCOME BEFORE PROVISION FOR STATE INCOME TAXES | | (285, 235) |
| TAXES PAID | | - |
| NET PROFIT (LOSS) | | (285, 235) |

**YEPP ENTERPRISES, INC.**
**A DELAWARE CORPORATION)**
**STATEMENT OF CHANGES IN STOCKHOLERS EQUITY**
**CASH BASIS**
**DECEMBER 31,2020**

| | Common Stock | | Additional Paid in Capital | Retained Earnings/ Accumulated Deficit | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance as of January 1, 2020 | - | - | $ - | - | $ - |
| Movement during the year | 10,000,000 | 1,000 | 297,030 | (285,235) | 12,795 |
| Balance as of December 31, 2020 | 10,000,000 | 1,000 | 297,030 | (285,235) | 12,795 |

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YEPP ENTERPRISES, INC.
A DELAWARE CORPORATION)
STATEMENT OF CASHFLOWS
CASH BASIS
DECEMBER 31,2020

|  | For the period ended DECEMBER 31, 2020 |
|---|---|
| **Cash flows from operating activities** |  |
| Receipt from customers | $ 101,685 |
|  |  |
| Change in operating assets and liabilities: |  |
|  |  |
| Operating Expenses | 310,825 |
| Net cash outflow from operating activities | (285,235) |
|  |  |
| **Cash flows from financing activities** |  |
| Capital contributions | 298,030 |
| Net cash provided by (used in) financing activities | 12,795 |
|  |  |
|  |  |
| Change in cash | 12,795 |
| Cash at the beginning of the year |  |
|  |  |
| Cash at the end of the period | 12,795 |

## YEPP ENTERPRISES, INC.
## A DELAWARE CORPORATION
## NOTES TO THE FINANCIAL STATEMENTS

### DESCRIPTION OF THE ORGANIZATION

YEPP ENTERPRISES INC. was incorporated on March 31, 2020, in the State of Delaware.YEPP was created to provide software and services to assist ecommerce businesses with their product manufacturing, global logistics, inventory monitoring and shipping.

### SUMMARY O F SIGNIFICANT ACCOUNTING POLICIES

***Basis of Preparation.*** The financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").

***Financial statements in U.S. dollars.*** The Company's financial statements are prepared in U.S. dollars, which is the primary currency of its economic environment.

***Cash and cash equivalents.*** Cash and cash equivalents are comprised of cash, demand deposits and interest-bearing time deposits in banks with original maturities not exceeding three months from the date of deposit. The Company maintains its cash accounts in one financial institution.

### CONTINGENT LIABILITIES AND COMMITMENTS:

The company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. As of December 31,2020, the Company does not have any outstanding legal proceedings.

### SUBSEQUENT EVENTS:

The company has evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through September 07, 2021, the date on which the financial statements were available to be issued and has indicated that no material subsequent events affecting the financial statements existed as of that date.